

July 16, 2013

Via E-Mail

Gregory G. Johnson, Esq.
Bryan Cave LLP
1200 Main Street, Suite 3500
Kansas City, MO 64105

> **Re: MGP Ingredients, Inc.**
> **Definitive Revised Proxy Statement on Schedule 14A**
> **Filed July 16, 2013**
> **File No. 000-17196**
>
> **Additional Definitive Soliciting Materials**
> **Filed July 12, 2013**
> **File No. 000-17196**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Revised Proxy Statement

Cover Letter

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that the Cray Group's proposals "will disrupt these critical efforts by allowing the preferred stockholders to gain even greater control of the company."

Voting Matters, page 2

2.   Please revise the first sentence under the caption "Contested Solicitation and Voting Matters" to clarify that if a security holder does not return a new proxy card but instead relies on the card submitted prior to the meeting's adjournment, then that security holder will be disenfranchised as to the Cray Group proposals.

Opposing Solicitation, page 3

3.   Refer to the penultimate paragraph on page 4. Please tell us supplementally whether you are referring to the Cray Group's failure to comply with Rule 14a-8. If so, and if the Cray Group did not attempt to have its proposals included in your proxy statement, delete the disclosure here and throughout the proxy statement that states the Cray Group failed to comply with our "notice requirements."

4.   On a related note, please clarify here or in an appropriate location in your proxy statement what steps the Cray Group must take to "properly raise" its proposals at the reconvened meeting.

Cray Group Proposal 4, page 8

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure in each sentence in the first bullet point on page 8.

6.   Refer to the first full bullet point on page 9. Revise your disclosure to clarify how the proposal restricts your ability to solicit votes in light of the fact you're the proposal addresses the vote, not the solicitation, and that the identity of your security holders is available to you at all times.

Cray Group Proposals 5, 6 and 7, page 9

7.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that adoption of these proposals would allow the Cray Group "to take control of the Company without paying a control premium."

Additional Definitive Soliciting Materials

8. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note your statements that (i) "MGP's independent directors are working to serve the best interests of <u>all</u> MGP stockholders" (underline in original), (ii) that Mrs. Seaberg's proposals "are bad for common stockholders and only serve her interests," (iii) that Mrs. Seaberg is "trying to seize control of MGP for personal gain without fairly compensating common stockholders," (iv) that de-staggering the board would put "the Board at Mrs. Seaberg's whim each year, (v) that filling vacancies exclusively by stockholder vote "gives Mrs. Seaberg more chances to pack the Board," and (vi) that filling vacancies exclusively by stockholder vote gives Mrs. Seaberg "a path to replace any directors disloyal to her." Please provide us support for such statements or confirm that you will not make similar disclosures in any future soliciting material.

9. We note your repeated references to the insurgents' solicitation as being made in fact by Mrs. Seaberg. Please refrain from doing so in future soliciting materials given that the solicitation in opposition of the company is being conducted by several persons.

10. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure that (i) adoption of these proposals would allow the Cray Group "to take control of the Company without paying a control premium," (ii) that filling vacancies on the board by the board is "more common" than doing so exclusively by stockholder vote, and (iii) that the confidential voting proposal us "highly Unusual, Unnecessary" and "unprecedented and unorthodox."

11. You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. The first and third sentence under the caption "Mrs. Seaberg has no plan and is misleading stockholders" suggests that Mrs. Seaberg has offered a plan to assert "dominance over MGP at the expense of your interests and terminating management who dare to act independently of her" and that Mrs. Seaberg is misleading security holders in violation of federal laws. We also note that first sentence under the caption "Return your <u>white</u> card to support…" on page 5. Please provide us support for such statements or confirm that you will not make similar disclosures in any future soliciting material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions